UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES E XC HANGE ACT OF 1934.
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from _______________ to _______________
Commission File Number
001-41764

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BayVanguard Bank 401(k) Profit Sharing Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal ex ecuti ve office:
BV Financial, Inc.
7114 North Point Road
Baltimore, Maryland 21219

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.

The BayVanguard Bank 401(k) Profit Sharing Plan (the “Plan”), is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Pursuant to Section 103(c) of ERISA and the requirements thereunder, the Plan is not required to file audited financial statements because the Plan has fewer than 100 participants. The following financial statements are filed as part of this annual report for the Plan and appear immediately after the signature page hereof:

Schedule I to Form 5500 Annual Return/Report of Employee Benefit Plan of the Plan year ended December 31, 2025.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BAYVANGUARD BANK 401(k) PROFIT SHARING PLAN

Date: July 6, 2026	By:	/s/ Michael J. Dee
Michael J. Dee
Executive Vice President and Chief Financial Officer

SCHEDULE I (Form 5500) Department of the Treasury Internal Revenue Service
Financial Information—
S
mall Plan

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code).

►
 File as an attachment to Form 5500.
OMB No. 1210-0110
2025
Department of Labor Employee Benefits Security Administration	This Form is Open to Public Inspection
Pension Benefit Guaranty Corporation

For calendar plan year 2025 or fiscal plan year beginning	O1/01/2025	and ending	12 / 31 / 2025

A Name of plan BAY-VANGUARD FEDERAL SAVINGS BANK 401(K) PROFIT SHARING PLAN	B Three-digit plan number (PN) ►	001

C Plan sponsor’s name as shown on line 2a of Form 5500 BAY-VANGUARD FEDERAL SAVINGS BANK	D Employer Identification Number (EIN) 52-0390295
Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the
80-120
participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I	Small Plan Financial Information
Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers.
Round off amounts to the nearest dollar.

1 Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year

a Total plan assets	1a	6,098,235	7,377,101

b Total plan liabilities	1b

c Net plan assets (subtract line 1b from line 1a)	1c	6,098,235	7,377,101

2 Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total

a Contributions received or receivable:

(1) Employers	2a(1)	87,077

(2) Participants	2a(2)	506,097

(3) Others (including rollovers)	2a(3)

b Noncash contributions	2b

c Other income	2c	863,688

d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		1,456,862

e Benefits paid (including direct rollovers)	2e	125,767

f Corrective distributions (see instructions)	2f	5,050

g Certain deemed distributions of participant loans (see instructions)	2g	23,819

h Administrative service providers (salaries, fees, and commissions)	2h	23,360

i Other expenses	2i

j Total expenses (add lines 2e, 2f, 2g, 2h, and 2i)	2j		177,996

k Net income (loss) (subtract line 2j from line 2d)	2k		1,278,866

I Transfers to (from) the plan (see instructions)	2l

3
Specific Assets:
If the plan held assets at any time during the plan year in any of the following categories, check ‘‘Yes” and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan’s interest in a commingled trust containing the assets of more than one plan on a line-by-line
basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X
b Employer real property	3b		X
c Real estate (other than employer real property)	3c		X
d Employer securities	3d	X		1,432,850
e Participant loans	3e	X		43,565
f Loans (other than to participants)	3f		X
g Tangible personal property	3g		X

For Paperwork Reduction Act Notice, see the Instructions for Form 5500.	Schedule I (Form 5500) 2025 v. 250312

Table of Contents

Schedule I (Form 5500) 2025	Page 2-

Part II	Compliance Questions

4 During the plan year:		Yes	No	Amount

a
 Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR
2510.3-102?
Continue to answer “Yes” for any prior year failures until fully corrected. (See instructions and DOL’s Voluntary Fiduciary Correction Program.)
	4a		X

b
   Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant’s account balance.
	4b		X

c Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X

d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X

e Was the plan covered by a fidelity bond?	4e	X		3,000,000

f Did the plan have a loss, whether or not reimbursed by the plan’s fidelity bond, that was caused by fraud or dishonesty?	4f		X

g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X

h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X

i Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i	X		1,700,543

j Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X

k
   Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR
2520.104-46?
If “No,” attach an IQPA’s report or
2520.104-50
statement. (See instructions on waiver eligibility and conditions.)
	4k	X

I Has the plan failed to provide any benefit when due under the plan?	4l		X

m If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)	4m		X

n If 4m was answered “Yes,” check the “Yes” box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3	4n

5a	Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? ☐ Yes ☒ No
If ‘‘Yes,” enter the amount of any plan assets that reverted to the employer this year .

5b	If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

5c	Was the plan a defined benefit plan covered under the PBGC insurance program at any time during this plan year? (See ERISA section 4021 and instructions.) ☐ Yes ☐ No ☐ Not determined
If “Yes” is checked, enter the My PAA confirmation number from the PBGC premium fi ling for this plan year .